SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                          Sunesis Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867328 50 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
                               September 30, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------         ----------------------------
CUSIP No. 867328 50 2                               Page 2 of 13 pages
--------------------------------------------        ----------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus Equity Partners, L.P.         I.R.S. #13-3986317
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)                                    (a) [ ]
                                                                   (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)        [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                          7   SOLE VOTING POWER

                              -0-

NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED        8   SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                   2,821,722
                        ----------- --------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              -0-
                         ----------- -------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,821,722
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,821,722
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)        [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------         ----------------------------
CUSIP No. 867328 50 2                               Page 3 of 13 pages
--------------------------------------------        ----------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus & Co.                      I.R.S. #13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)                                    (a) [ ]
                                                                   (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)        [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                          7   SOLE VOTING POWER

                              -0-

NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED        8   SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                   2,821,722
                        ----------- --------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              -0-
                         ----------- -------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,821,722
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,821,722
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)        [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------         ----------------------------
CUSIP No. 867328 50 2                               Page 4 of 13 pages
--------------------------------------------        ----------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus LLC                      I.R.S. #13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)                                    (a) [ ]
                                                                   (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)        [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                          7   SOLE VOTING POWER

                              -0-

NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED        8   SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                   2,821,722
                        ----------- --------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              -0-
                         ----------- -------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,821,722
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,821,722
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)        [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------


                                 SCHEDULE 13D

-------------------------------------------         ----------------------------
CUSIP No. 867328 50 2                               Page 5 of 13 pages
--------------------------------------------        ----------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus Partners LLC             I.R.S. #13-4069737
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)                                    (a) [ ]
                                                                    b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)        [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                          7   SOLE VOTING POWER

                              -0-

NUMBER OF SHARES        ----------- --------------------------------------------
BENEFICIALLY OWNED        8   SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                   2,821,722
                        ----------- --------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              -0-
                         ----------- -------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,821,722
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,821,722
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)        [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP ("WPP LLC"). The holdings of Common Stock of WPEP, WP LLC, WP and WPP LLC include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. WPEP, WP, WP LLC, WPP LLC are collectively referred to as the "Warburg Pincus Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Sunesis Pharmaceuticals, Inc., a Delaware corporation (the "Company").

     The Warburg Pincus Reporting Persons are filing this Schedule 13D because they have acquired a significant ownership stake in the Company through a series of investments in the Company, and also in connection with the Company's initial public offering of Common Stock (the "IPO").

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 341 Oyster Point Boulevard, South San Francisco, California 94080.

Item 2. Identity and Background.

     (a) This Schedule 13D is filed by the Warburg Pincus Reporting Persons. The general partner of WPEP is WPP LLC. WP is the managing member of WPP LLC.

                               Page 6 of 13 Pages

WP LLC manages WPEP. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations are set forth on
Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons and those persons listed on Schedule I is c/o Warburg Pincus & Co., 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WPEP is that of making private equity and related investments. The principal business of WPP LLC is acting as the general partner of WPEP and several other related partnerships. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WP LLC is acting as manager of WPEP and several other related partnerships.

     (d) None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 7 of 13 Pages

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Prior to the IPO, the Warburg Pincus Reporting Persons acquired shares of Series B Convertible Preferred Stock (in 1999) and Series C Convertible Preferred Stock (in 2000) (collectively, the "Preferred Shares"), which, in connection with the IPO and after giving effect to the reverse stock split that occurred in connection with the IPO, converted into 2,376,722 shares of Common Stock. The Warburg Pincus Reporting Persons paid no additional consideration for the 2,376,722 shares of Common Stock. The Warburg Pincus Reporting Persons also purchased 445,000 shares of Common Stock in connection with the IPO at the per share initial public offering price of $7.00 for an aggregate purchase price of $3,115,000.

     All of the funds required to acquire the shares of Common Stock owned by the Warburg Pincus Reporting Persons were obtained from the working capital of the Warburg Pincus Reporting Persons. Of the shares of Common Stock acquired by the Warburg Pincus Reporting Persons, 2,376,722 shares converted upon the effectiveness of the IPO and 445,000 were purchased within the past sixty days.

Item 4.  Purpose of Transaction.

     The acquisition by the Warburg Pincus Reporting Persons of the Common Stock was effected because of the Warburg Pincus Reporting Persons' belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company. Such further

                               Page 8 of 13 pages
acquisitions or investments could be material. The Warburg Pincus Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Pursuant to an Agreement, dated December 15, 2004, by and between the Warburg Pincus Reporting Persons and the representatives of the several underwriters of the IPO (the "Lock-up Agreement"), without the prior written consent of the representatives on behalf of the underwriters, the Warburg Pincus Reporting Persons have agreed, that they will not, directly or indirectly, (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons and shares of Common Stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Common Stock, or (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock for a period of 180 days after September 27, 2005, subject to specified exceptions. A copy of the Lock-up Agreement is attached hereto as Exhibit A.

                               Page 9 of 13 Pages

     Except as set forth in this statement, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a) As of September 27, 2005, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own 2,821,722 shares of Common Stock, representing 13.2% of the outstanding Common Stock, based on the 21,455,801 shares of Common Stock outstanding as of September 27, 2005, the date of the Company's initial public

                              Page 10 of 13 Pages
offering, as represented by the Company in its Registration Statement on Form S-1 (File No. 333-121646), as amended, and as declared effective on September 27, 2005 (the "Registration Statement").

     (b) Each of the Warburg Pincus Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,821,722 shares of Common Stock it may be deemed to beneficially own.

     The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Persons constitute a person or group.

     (c) In connection with the IPO, (i) the Preferred Shares held by the Warburg Pincus Reporting Persons converted into shares of Common Stock, and (ii) the Warburg Pincus Reporting Persons purchased 445,000 shares of Common Stock on September 30, 2005. No other transactions in the Common Stock were effected during the past sixty days by the Warburg Pincus Reporting Persons or any of the persons set forth on Schedule I hereto.

     (d) Not applicable

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into a Joint Filing Agreement attached hereto as

                              Page 11 of 13 Pages

Exhibit B, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

     The Company, WPEP and certain other investors in the Company entered into the Eighth Amended and Restated Investor Rights Agreement, dated August 30, 2004 (the "Investor Rights Agreement"), which gives WPEP and the other investors certain registration rights with respect to the Common Stock that they own. This description of certain provisions of the Investor Rights Agreement is qualified in its entirety by reference to the copy of the form of Investor Rights Agreement filed as Exhibit 10.17 to the Registration Statement, which is incorporated by reference in this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A.      Agreement, dated December 15, 2004, by and among the Warburg
                Pincus Reporting Persons and the representatives of the several underwriters named therein.

Exhibit B.      Joint Filing Agreement, dated October 6, 2005, by and among the Warburg Pincus Reporting Persons.

                              Page 12 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2005                 WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                               By:  Warburg Pincus Partners LLC,
                                                     its General Partner

                                                     By:  Warburg Pincus & Co.,
                                                           its Managing Member


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  October 5, 2005                 WARBURG PINCUS & CO.


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  October 5, 2005                 WARBURG PINCUS LLC


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Member

Dated:  October 5, 2005                 WARBURG PINCUS PARTNERS LLC
                                               By:  Warburg Pincus & Co.,
                                                      its Managing Member

                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity IX, L.P. ("WP IX") is Warburg Pincus IX, LLC ("WP IX LLC"), an indirect subsidiary of WP. WP IX, WP IX LLC, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             GENERAL PARTNERS OF WP
----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                           TO POSITION WITH WP, AND POSITIONS
            NAME                                              WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Chansoo Joung                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Philip Mintz                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Partner of WP; Member and Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Christopher H. Turner               Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------


----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------
NL & Co.**
----------------------------------- --------------------------------------------------------------------------------------

---------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

** New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                         TO POSITION WITH WP LLC, AND POSITIONS
            NAME                                              WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Member and Managing Director of WP LLC, Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stephen John Coates (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajiv Ghatalia (2)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sung-Jin Hwang (3)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chansoo Joung                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajesh Khanna (2)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Li (4)                        Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John W. MacIntosh (5)               Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Philip Mintz                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Bilge Ogut (6)                      Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Member and Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pulak Chandan Prasad (2)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph C. Schull (5)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chang Q. Sun (4)                    Member and Managing Director of WP LLC


----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter Wilson (1)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------

(1) Citizen of United Kingdom
(2) Citizen of India
(3) Citizen of Korea
(4) Citizen of Hong Kong
(5) Citizen of Canada
(6) Citizen of Turkey


* New York limited liability company; primary activity is ownership interest in WP and WP LLC


As of October 1, 2005

                                MEMBERS OF WP LLC
----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                         TO POSITION WITH WP LLC, AND POSITIONS
            NAME                                              WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Member and Managing Director of WP LLC, Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stephen John Coates (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Oliver M. Goldstein                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sung-Jin Hwang (2)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajesh Khanna (3)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Li (4)                        Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John W. MacIntosh (5)               Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Bilge Ogut (6)                      Member and Managing Director of WP LLC
------------------------------------ -------------------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Member and Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pulak Chandan Prasad (3)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph C. Schull (5)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chang Q. Sun (4)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------


Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter Wilson (1)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------

(7)  Citizen of United Kingdom
(8)  Citizen of Korea
(9)  Citizen of India
(10) Citizen of Hong Kong
(11) Citizen of Canada
(12) Citizen of Turkey


* New York limited liability company; primary activity is ownership interest in WP and WP LLC